SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MEDIACO HOLDING, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

58450D104

(CUSIP Number)

J. Scott Enright

Emmis Communications Corporation

One Emmis Plaza

40 Monument Circle, Suite 700

Indianapolis, Indiana  46204

(317) 266-0100

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications)

March 26, 2020

(Date of Event Which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) 240.13d-1(f) or 240.13d-1(g), check the following box:[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liability of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Emmis Communications Corporation
(2)	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
(3)	SEC Use Only
(4)	Source of Funds (see instructions): SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: Indiana
Number of Shares	(7)	Sole Voting Power:	0
Beneficially Owned by	(8)	Shared Voting Power:	1,011,678
Each Reporting	(9)	Sole Dispositive Power:	0
Person with	(10)	Shared Dispositive Power:	1,011,678
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,011,678
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row 11: 37.5%
(14)	Type of Reporting Person (See Instructions): CO

(1)	Name of Reporting Persons: Jeffrey H. Smulyan
(2)	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
(3)	SEC Use Only
(4)	Source of Funds (see instructions): SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: United States
Number of Shares	(7)	Sole Voting Power:	158,428
Beneficially Owned by	(8)	Shared Voting Power:	1,012,011
Each Reporting	(9)	Sole Dispositive Power:	158,428
Person with	(10)	Shared Dispositive Power:	1,012,011
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,170,439
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row 11: 44.1%
(14)	Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer.

This Schedule 13D relates to Class A Common Stock, par value $0.01 per share (“Class A Common Stock”) of MediaCo Holding Inc., an Indiana corporation (the “Company”).  The address of the principal executive offices of the Company is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of (i) Emmis Communications Corporation, an Indiana corporation (“Emmis”) and (ii) Jeffrey H. Smulyan (“Mr. Smulyan” and, together with Emmis, the “Reporting Persons”).  The securities reported herein are beneficially owned by Emmis. Mr. Smulyan is the Chairman and Chief Executive Officer and a director of Emmis and beneficially owns shares of Emmis common stock representing approximately 51.0% of the combined voting power of all outstanding shares of Emmis common stock, and in such capacities may be deemed to indirectly beneficially own the securities reported herein.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b)  The business address of each of the Reporting Persons is c/o Emmis Communications Corporation, One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.

(c)  See Item 2(a).

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f)  Emmis is incorporated in the State of Indiana.  Mr. Smulyan is a citizen of the United States.

The Reporting Persons hold an unsecured convertible promissory note, payable to Emmis by the Company, in the original principal amount of $5,000,000 (the “Convertible Note”).  The Convertible Note is convertible, as of May 25, 2020, into such number of shares of Class A Common Stock as is determined by dividing: (i) the outstanding principal and any accrued but unpaid interest under the Convertible Note by (ii) the average volume-weighted average prices of the Class A Common Stock for the last 30 trading days prior to the date of determination, determined as of the fifth business day after the date on which notice of conversion is given.  Shares of Class A Common Stock issuable upon conversion of the Convertible Note were first deemed beneficially owned by the Reporting Persons for purposes of this Schedule 13D on March 26, 2020.

As of May 28, 2020, the amount of principal and accrued but unpaid interest under the Convertible Note was $5,271,250 and, as of May 29, 2020, the Convertible Note would have been convertible into 1,011,678 shares of Class A Common Stock under the formula described above.

The percentages reported herein are based on a statement in the Company Quarterly Report on Form 10-Q that, as of May 11, 2020, there were 1,683,263 shares of the Company’s Class A Common Stock outstanding.

Item 3.  Source and Amount of Funds or Other Consideration

The Company was formed in 2019 by Emmis to facilitate the sale of a controlling interest in Emmis’ radio stations WQHT-FM and WBLS-FM (the “Stations”) to SG Broadcasting LLC, an affiliate of Standard General L.P., pursuant to an agreement entered into on June 28, 2019.  The sale (the “Formation Transaction”) closed on November 25, 2019.  As part of the Formation Transaction, the Company issued the Convertible Note to Emmis in the original principal amount of $5 million which is convertible into the Company’s Class A Common Stock as of May 25, 2020.  The Formation Transaction is described in the Company’s Transition Report on Form 10-KT for the transition period from March 1, 2019 to December 31, 2019, as filed with the Securities and Exchange Commission on March 27, 2020 (the “Transition Report”).

Item 4.  Purpose of Transaction

See Item 2 and Item 3 above.

In connection with the Formation Transaction, the Company entered into a Management Agreement with Emmis pursuant to which Emmis provides management services for the Company.  The terms of the Management Agreement are described in the Transition Report.  In connection with Emmis’ duties under the Management Agreement, from time to time, the Reporting Persons may engage in discussions with the Company’s Board of Directors and/or members of the Company’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Company and other matters concerning the Company.  Other than in connection with Emmis’ duties under the Management Agreement, the Reporting Persons have no purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

(c)  In connection with the Formation Transaction, on November 25, 2019, in addition to the Convertible Note, the Company issued 1,666,667 shares of its Class A Common Stock to Emmis as partial consideration for the transfer of the Stations and the related assets and liabilities to the Company.  On January 17, 2020, Emmis distributed all Class A Common Stock owned of record by Emmis pro rata to Emmis’ shareholders, making the Company a publicly traded company listed on the Nasdaq Capital Market. As part of this distribution, Mr. Smulyan received 158,428 shares of Class A Common Stock, and his account in the Emmis 401K plan was credited with an additional 333 shares.  Also, as described above, the Convertible Note became first convertible into Class A Common Stock on May 25, 2020.  The Reporting Persons did not engage in any transactions in securities of the Company during the sixty day period prior to the filing of this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Information regarding the Convertible Note is incorporated herein by reference to Items 2 and 3.

On May 14, 2020, the shareholders of the Company approved the MediaCo Holding Inc. 2020 Equity Compensation Plan, pursuant to which options, restricted stock and stock appreciation rights with respect to up to 1,000,000 shares of the Company’s Class A Common Stock can be granted by the Company as incentive compensation to officers, directors, employees and other independent contractors for the Company.  Although no such awards have yet been granted, the potential grantees include Mr. Smulyan.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2

Unsecured Convertible Promissory Note, dated as of November 25, 2019, by MediaCo Holding Inc. in favor of Emmis Communications Corporation, incorporated by reference to Exhibit 10.8 to the Company’s report on Form 8-K filed November 27, 2019.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2020	EMMIS COMMUNICATIONS CORPORATION

	By:	/s/ J. Scott Enright
J. Scott Enright
Executive Vice President and General Counsel

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan